Exhibit 99.5

Imperial Tobacco Group PLC – Director Declaration

In compliance with rule LR 9.6.14 of the Financial Services Authority Listing Rules, Imperial Tobacco Group PLC announces that Dr P H Jungels, a Non-Executive Director, has informed the Company that he has retired from the Board of Directors of Bristow Group Inc. with effect from 3 August 2006.

There have been no other changes to the information set out in LR 9.6.13R (2) to LR 9.6.13R (6) in respect of Dr Jungels.

C Deft

Assistant Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com